UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

GETTY IMAGES HOLDINGS, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

374275105
(CUSIP Number)

Jan D. Moehl

Getty Investments L.L.C.

5390 Kietzke Lane, Suite 202

Reno, Nevada 89511

(775) 412-4300

With a copy to:

Mark J. Jenness, Esq.

Sutton Place Investments

101 Huntington Avenue

Suite 2100

Boston, MA 02199-7669

(617) 217-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374275105	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON Getty Investments L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,026,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 178,026,504

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,026,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.1%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 374275105	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON Cheyne Walk Master Fund 2 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,026,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 178,026,504

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,026,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 374275105	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON Cheyne Walk Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,026,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 178,026,504

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,026,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374275105	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON The October 1993 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,089,413
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,089,413

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,089,413
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374275105	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSON Mark Getty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,794,004
	8	SHARED VOTING POWER 183,580,002
	9	SOLE DISPOSITIVE POWER 7,794,004
	10	SHARED DISPOSITIVE POWER 183,580,002

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,374,006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 374275105	SCHEDULE 13D	Page 7 of 12

1	NAME OF REPORTING PERSON The Options Settlement
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 464,085
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 464,085

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,085
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374275105	SCHEDULE 13D	Page 8 of 12

Explanatory Note

Each Reporting Person (as defined below) was initially eligible pursuant to Section 13(d)(6)(B) and Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to file a report on Schedule 13G as a beneficial owner of more than five percent of Class A Common Stock (as defined below) before the Issuer registered the Class A Common Stock under Section 12(b) of the Exchange Act on July 22, 2022 (the “Registration”). Each Reporting Person is filing this Schedule 13D in lieu of a report on Schedule 13G because, as a result of additional acquisitions of Class A Common Stock of the Issuer (as defined below) by the Reporting Persons following the Registration, the Reporting Persons acquired beneficial ownership of more than 2.0% of the Class A Common Stock of the Issuer during the preceding 12-month period.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interests in the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Getty Images Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 605 5th Ave S., Suite 400, Seattle, WA 98104.

Item 2. Identity and Background

(a)	This Statement is being filed by Getty Investments L.L.C. (“Getty Investments”), Cheyne Walk Trust (the “Cheyne Walk Trust”), Cheyne Walk Master Fund 2 LP (the “Cheyne Walk Master Fund”), The October 1993 Trust (the “October 1993 Trust”), Mark Getty (“Mr. Getty”) and The Options Settlement (the “Options Settlement”) (collectively, the “Reporting Persons”).

(b)	The address of the principal office and principal business of the Reporting Persons is 5390 Kietzke Lane, Suite 202, Reno, Nevada 89511.

(c)	Getty Investments is a holding company organized for the purpose of owning the equity securities of the Issuer and its predecessors-in-interest.

The Cheyne Walk Master Fund is the majority owner of Getty Investments.

The Cheyne Walk Trust is a trust organized for the purpose of holding and administering assets on behalf of certain members of the Getty family and is the sole owner of the Cheyne Walk Master Fund.

The October 1993 Trust is a trust organized for the purpose of holding and administering assets on behalf of Mr. Getty and his family.

The Option Settlement is a trust organized for the purpose of holding and administering assets on behalf of Mr. Getty and his family.

Mr. Getty is a director of the Issuer and Getty Investments.

(d)	During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of the Reporting Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of the Reporting Persons, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Getty Investments is a Delaware limited liability company. The Cheyne Walk Trust is domiciled in Nevada. The Cheyne Walk Master Fund is a Delaware limited partnership. Each of The October 1993 Trust and the Options Settlement are domiciled in Jersey, Channel Islands. Mr. Getty is an Irish citizen.

CUSIP No. 374275105	SCHEDULE 13D	Page 9 of 12

Item 3. Source and Amount of Funds or Other Consideration

The responses to Items 2, 4, 5 and 6 of this Schedule 13D are incorporated into this Item 3 by reference.

On July 22, 2022, in connection with the consummation of the transactions contemplated by the business combination agreement (the “Business Combination Agreement”), dated December 9, 2021, by and among CC Neuberger Principal Holdings II, Vector Holding, LLC, Vector Domestication Merger Sub, LLC, Vector Merger Sub 1, LLC, Vector Merger Sub 2, LLC, Griffey Global Holdings, Inc. and Griffey Investors, L.P., solely for the purposes of certain sections set forth therein, Getty Investments received 124,056,405 shares of Class A Common Stock, Mark Getty received 6,061,038 shares of Class A Common Stock, The October 1993 Trust received 3,957,803 shares of Class A Common Stock and The Options Settlement received 360,899 shares of Class A Common Stock.

Under the Business Combination Agreement, Getty Investments, the October 1993 Trust, the Options Settlement and Mr. Getty each received the contingent right to receive a pro rata amount of shares of Class A Common Stock if at any time during the 10 year period following July 22, 2022, the volume weighted average price of the Class A Common Stock was greater than or equal to, for any 20 trading days within any 30 consecutive trading day period: $12.50 for the first earnout (the “First Price Triggering Event”); $15.00 for the second earnout (the “Second Price Triggering Event”); and $17.50 for the third earnout (the “Third Price Triggering Event”).

The First Price Triggering Event occurred on August 24, 2022, upon which (i) Getty Investments became entitled to receive an aggregate 11,823,366 shares of Class A Common Stock, (ii) the October 1993 Trust became entitled to receive an aggregate 377,203 shares of Class A Common Stock, (iii) the Options Settlement became entitled to receive an aggregate 34,395 shares of Class A Common Stock and (iv) Mr. Getty became entitled to receive an aggregate 577,655 shares of Class A Common Stock.

The Second Price Triggering Event and the Third Price Triggering Event occurred on August 25, 2022, upon which (i) Getty Investments became entitled to receive an aggregate 23,646,733 shares of Class A Common Stock, (ii) the October 1993 Trust became entitled to receive an aggregate 754,407 shares of Class A Common Stock, (iii) the Options Settlement became entitled to receive an aggregate 68,791 shares of Class A Common Stock and (iv) Mr. Getty became entitled to receive an aggregate 1,155,311 shares of Class A Common Stock.

In connection with the transactions contemplated by the Business Combination Agreement, Getty Investments and the Issuer entered into (i) a subscription agreement, dated December 9, 2021, and (ii) an additional subscription agreement, dated July 22, 2022 (collectively, the “Subscription Agreements”), pursuant to which, on July 22, 2022, Getty Investments purchased an aggregate 18,500,000 shares of Class A Common Stock for a purchase price of $10.00 per share. The Subscription Agreements provide for certain customary registration rights. The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreements, a form of which is filed as an exhibit hereto.

Item 4. Purpose of Transaction

The responses to Items 2, 3, 5 and 6 of this Schedule 13D are incorporated into this Item 4 by reference.

The Reporting Persons beneficially own Class A Common Stock for investment purposes and in support of the strategic relationship between the Issuer and the Reporting Persons. Subject to the agreements described herein, the Reporting Persons intend to review on a continuing basis their investment in the Issuer and may from time to time increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors, including activities which may relate to items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 374275105	SCHEDULE 13D	Page 10 of 12

Consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Issuer’s board of directors (the “Board”) regarding the Issuer, including but not limited to its operations, governance and control.

Item 5. Interest in Securities of the Issuer

The responses to Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

(a) See the cover page of each Reporting Person.

(b) Mr. Getty has shared voting power over (i) the 178,026,504 shares of Class A Common Stock held by Getty Investments through his position as a director of Getty Investments and (ii) the 5,089,413 and 464,085 shares of Class A Common Stock held by the October 1993 Trust and the Options Settlement, respectively, by virtue of his indirect ownership in such entities.

(c) Except as described in Items 3 and 4, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.

(d) Under certain circumstances, partners or members of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock owned by such Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 2, 3, 4 and 5 of this Schedule 13D are incorporated into this Item 6 by reference.

PIPE Subscription Agreements

In connection with the transactions contemplated by the Business Combination Agreement, the Issuer and Getty Investments entered into the Subscription Agreements. Pursuant to the Subscription Agreements, on July 22, 2022, Getty Investments purchased an aggregate of 18,500,000 shares of Class A Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $185,000,000, in reliance on the availability of an exemption from such registration. The Subscription Agreements provide for certain customary registration rights.

Registration Rights Agreement

On July 22, 2022, the Issuer, Getty Investments, Mr. Getty, the October 1993 Trust, the Options Settlement and certain other parties (such persons, the “Holders”) entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Holders are entitled to certain piggyback registration rights and customary demand registration rights. The Registration Rights Agreement provides that the Issuer will, as soon as practicable, and in any event within 30 days after July 22, 2022, file with the Securities and Exchange Commission (the “SEC”) a shelf registration statement. The Issuer will use its commercially reasonable efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof, but no later than the 90th day (or the 120th day if the SEC notifies the Company that it will “review” such shelf registration statement) following the filing deadline, in each case subject to the terms and conditions set forth therein; and the Issuer will not be subject to any form of monetary penalty for its failure to do so.

Stockholders Agreement

On December 9, 2021, Getty Investments, the October 1993 Trust, the Options Settlement, Mr. Getty, the Issuer and certain other stockholders of the Issuer entered into a Stockholders Agreement (the “Stockholders Agreement”) relating to, among other things, the composition of the Board, certain voting provisions and lockup restrictions. Pursuant to the Stockholders Agreement, such persons agreed to be subject to a 180-day lockup period in respect of their shares of Class A Common Stock (excluding the shares received pursuant to the PIPE Subscription Agreements). Additionally, the Stockholders Agreement provides that the initial composition of the Board will be (a) three directors nominated by Getty Investments, (b) two directors nominated by Koch Icon Investments, LLC, (c) one director nominated by CC NB Sponsor 2 Holdings LLC, (d) the chief executive officer of Getty Images (which is initially Craig Peters) and (e) a number of independent directors sufficient to comply with the requisite independence requirements of the New York Stock Exchange and the rules and regulations of the SEC. The number of nominees that each of Getty Investments, Koch Icon and CC Capital will be entitled to nominate pursuant to the Stockholders Agreement is subject to reduction based on the aggregate number of shares of Class A Common Stock held by such stockholders, as further described in the Stockholders Agreement.

* * *

CUSIP No. 374275105	SCHEDULE 13D	Page 11 of 12

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Business Combination Agreement, the Subscription Agreement, the Registration Rights Agreement and the Stockholders Agreement, filed herewith as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively, and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement (filed herewith)

99.2	Business Combination Agreement by and among CC Neuberger Principal holdings II, Griffey Global Holdings, Inc. and the other parties thereto, dated as of December 9, 2021 (incorporated by reference to Exhibit 2.1 to Vector Holding, LLC’s Registration Statement on Form S-4, filed with the SEC on June 29, 2022).

99.3	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.4 of Vector Holding, LLC’s Registration Statement on Form S-4, filed with the SEC on June 29, 2022).

99.4	Registration Rights Agreement, by and among Getty Images Holdings, Inc., CC Neuberger Principal Holdings II, the Independent Directors (as defined therein), Getty Investments L.L.C., Koch Icon Investments, LLC and certain equity holders of Getty Images, dated as of July 22, 2022 (incorporated by reference to Exhibit 10.8 of Getty Images Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on July 28, 2022).

99.5

Stockholders Agreement by and among Vector Holding, LLC, CC Neuberger Principal Holdings II Sponsor LLC, the equityholders of CC Neuberger Principal Holdings II Sponsor LLC, certain equityholders of Griffey Global Holdings, Inc. and certain other parties thereto, dated as of December 9, 2021 (incorporated by reference to Exhibit 10.7 of Vector Holding, LLC’s Registration Statement on Form S-4, filed with the SEC on June 29, 2022).

CUSIP No. 374275105	SCHEDULE 13D	Page 12 of 12

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2022	GETTY INVESTMENTS L.L.C.

	By:	/s/ Jan D. Moehl
Name: Jan D. Moehl
Title: Officer

Dated: September 6, 2022	CHEYNE WALK MASTER FUND 2, LP

By: Sutton Place GP LLC, as general partner

	By:	/s/ Jan D. Moehl
Name: Jan D. Moehl
Title: Chief Investment Officer

Dated: September 6, 2022	CHEYNE WALK TRUST

By: Remainderman Ltd., its trustee

	By:	/s/ Jan D. Moehl
Name: Jan D. Moehl
Title: Chief Investment Officer

Dated: September 6, 2022	THE OCTOBER 1993 TRUST

By: R&H Trust Co (Jersey) Limited, as trustee

	By:	/s/ Kathryn Tully
Name: Kathryn Tully
Title: Director

Dated: September 6, 2022	MARK GETTY

	By:	/s/ Mark Getty
Name: Mark Getty

Dated: September 6, 2022	THE OPTIONS SETTLEMENT

By: R&H Trust Co (Jersey) Limited, as trustee

	By:	/s/ Kathryn Tully
Name: Kathryn Tully
Title: Director